Exhibit 4.1

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
CORPUS CHRISTI DIVISION

In re:	§
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Seahawk Drilling, Inc.,	§	Case No. 11-20089
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Seahawk Mexico Holdings LLC,	§	Case No. 11-20090
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Seahawk Drilling Management LLC,	§	Case No. 11-20091
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Seahawk Offshore Management LLC,	§	Case No. 11-20092
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Energy Supply International LLC,	§	Case No. 11-20093
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Seahawk Drilling LLC,	§	Case No. 11-20088
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Seahawk Global Holdings LLC,	§	Case No. 11-20094
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Seahawk Drilling USA LLC,	§	Case No. 11-20095
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Debtors.	§	Chapter 11
§
	§ §	Joint Administration Requested Under Case No. 11- 20089

EXPEDITED MOTION OF CERTAIN EQUITY HOLDERS OF THE DEBTORS,
PURSUANT TO BANKRUPTCY CODE § 1102, FOR AN ORDER APPOINTING
OFFICIAL COMMITTEE OF EQUITY SECURITY HOLDERS

TO THE HONORABLE UNITED STATES BANKRUPTCY JUDGE:

A HEARING HAS BEEN REQUESTED ON THIS MATTER FOR FEBRUARY 18, 2011, AT 2:00 P.M. AT U.S. BANKRUPTCY COURT, 1133 NORTH SHORELINE, 2ND FLOOR, CORPUS CHRISTI, TEXAS 78401.

IF YOU OBJECT TO THE RELIEF REQUESTED YOU MUST RESPOND IN WRITING, SPECIFICALLY ANSWERING EACH PARAGRAPH OF THIS PLEADING. UNLESS OTHERWISE DIRECTED BY THE COURT, YOU MUST FILE YOUR RESPONSE WITH THE CLERK OF THE BANKRUPTCY COURT WITHIN TWENTY- THREE DAYS FROM THE DATE YOU WERE SERVED WITH THIS PLEADING. YOU MUST SERVE A COPY OF YOUR RESPONSE ON THE PERSON WHO SENT YOU THE NOTICE; OTHERWISE, THE COURT MAY TREAT THE PLEADING AS UNOPPOSED AND GRANT THE RELIEF REQUESTED.

MHR Fund Management LLC,1 Andalusian Capital Partners LP,2 FISBC Global Asset Management (USA) Inc.,3 and Mercer Park LP (collectively, the "Moving Shareholders"), each an equity security holder and party in interest in the above-captioned cases, hereby file their Expedited Motion an Order Appointing an Official Committee of Equity Security Holders (the "Equity Committee Motion") and respectfully represent as follows:
BACKGROUND
1.   On February 11, 2011 (the "Petition Date"), the debtors in the above- captioned cases (the "Debtors") filed for protection under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code").

2.   The Debtors appear to have filed for Chapter 11 in part to fast-track a proposed sale transaction (the "Proposed Sale") with Hercules Offshore Inc. ("Hercules"). As set forth in the Debtors' emergency motion for order scheduling expedited hearing to approve sale (Doc. No. 19) (the "Sale Motion"), the Proposed Sale would result in the Debtors receiving $25 million in cash and 22.3 million shares of Hercules common stock in exchange for the sale of substantially all of its assets. As the Debtors have stated, the Proposed Sale is likely to result in payment of secured and unsecured Llaims hi full, and will provide a recovery for equity holders. The equity markets have recognized this fact, and at the close of the market on February 16, 2011 (four business days after the Petition Date), the common stock of Seahawk Drilling, Inc. was trading at $4.22 per share. Thus, Hercules, in its capacity as acquirer, the Debtors' management, and the capital markets have determined that the Debtors are clearly solvent.

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1 MHR Fund Management LLC is the investment manager of two limited partnerships which own the Debtors' stock.
2 Andalusian Capital Partners LP is the manager of a limited partnership, Andalusian Corporate Opportunities Master Fund, L.P., who owns the Debtors' stock.
3 HSBC Global Asset Management (USA) Inc., is the investment advisor of HSBC Distressed Opportunities Master Fund Ltd., who owns the Debtors' stock.

3.   This Court held interim hearings on certain of the Debtors' first day motions on February 14, 2011, and scheduled a final hearing on matters such as the Debtors' post-petition financing motion (the "DIP Motion"), cash collateral motion, and motion approve payment of contingent termination fee to Hercules (Doc. Nos. 9, 10, and 20) for February 22, 2011. Upon information and belief, the Debtors did not provide notice of the first day motions or hearings to equity security holders, which suggests that the Debtors are not interested in exercising fiduciary duties to, and assuring adequate representation of equity, and underscores the need for the appointment of an equity holders' committee to protect the interests of equity holders. The equity holders have had no meaningful opportunity, if any, to review the DIP Motion and other motions that may affect the rights of equity holders.
4.   In the aggregate, the Moving Shareholders hold over 10% of the equity in the Debtors.
JURISDICTION AND VENUE
5.   This Court has jurisdiction over this Motion pursuant to 28 U.S.C. § 157(b)(2)(A). Venue of this proceeding and this Motion is proper in this district pursuant to 28 U.S.C. §§ 1408 and 1409.
RELIEF REQUESTED
6.   By this Equity Committee Motion, the Moving Shareholders seek an Order directing the United States Trustee to appoint an Official Committee of Equity Security Holders, pursuant to Bankruptcy Code section 1102. The Moving Shareholders seek appointment of an equity committee for the crucial purpose of securing independent representation for public shareholders at this crucial stage of these Chapter 11 proceedings, while the Debtors are attempting to fast-track a DIP Motion and prearranged sale that equity has not had adequate time to review.

BASIS FOR RELIEF REQUESTED
7.   Section 1102(a)(2) of the Bankruptcy Code provides that "on request of a party in interest, the court may order the appointment of additional committees of creditors or of equity security holders if necessary to assure adequate representation of creditors or equity security holders." 11 U.S.C. § 1102(a)(2). In providing shareholders with the right to seek the appointment of an official committee, Congress recognized the vulnerability of and potential prejudice to equity holders from the Chapter 11 process. The legislative history to this section notes that an equity committee could "counteract the natural tendency of a debtor in distress to pacify large creditors, with whom the debtor would expect to do business, at the expense of small and scattered investors." S. Rep. No. 898, 95th Cong., 2nd Sess., at 10 (1978), reprinted in 1978 U.S.C.C.A.N. 5787, 5796.4
8.   Based on this Congressional intent, courts have appointed official committees of equity security holders in many recent Chapter 11 cases filed within the Fifth Circuit and elsewhere. See, e.g., In re Spectrum Jungle Labs Corp., Case No. 09-50455 (Bankr. W.D. Tex.); In re Pilgrim's Pride Corp., Case No. 08-45664 (Bankr. N.D. Tex.); In re Superior Offshore Intl, Inc., Case No. 08-32590 (Bankr. S.D. Tex.); In re Integrated Elec. Servs., Case No. 0630602 (Bankr. N.D. Tex.); In re Gadzooks, Inc., 04-31486 (Bankr. N.D. Tex.); In re Mirant Corp., Case No. 03-46590 (Bankr. N.D. Tex.); In re INSpire Ins. Solutions, Inc., Case No. 0241228 (Bankr. N.D. Tex.); In re AMRESCO, INC., Case No. 01-35327 (Bankr. N.D. Tex.); In re EcoScience Corp., Case No. 01-51523 (Bankr. W . D. Tex .).5
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4 In enacting the Bankruptcy Code of 1978, Congress viewed reorganization proceedings as "literally the last clear chance to conserve for [shareholders] values that corporate financial stress or insolvency have placed in jeopardy." S. Rep. No. 95-989, at 10 (1978), as reprinted in 1978 U.S.C.C.A.N. 5787, 5796.
5 See also In re Oneida Ltd., Case No. 06-10489 (Bankr. S.D.N.Y.); In re Calpine Corp., Inc., Case No. 05-60200 (Bankr. S.D.N.Y.); In re Delphi Corp., Case No. 05-44481 (Bankr. S.D.N.Y.); In re Loral Space & Commc'ns Ltd., Case No. 03-41710 (Bankr. S.D.N.Y.); In re Solutia Inc., Case No. 03-17949 (Bankr. S.D.N.Y.); In re Impath Inc., Case No. 03-16113 (Bankr. S.D.N.Y.); In re Adelphia Commc'ns Corp., Case No. 02-41729 (Bankr. S.D.N.Y.); In

9.             The language of section 1102(a)(2) is not conducive to a bright-line test, and courts have considered various factors on a case-by-case basis in determining whether to appoint an equity committee, including:

(i) whether the Debtors have publicly-traded stock;

(ii) whether the Debtors are solvent or nearly-solvent;

(iii) whether equity is adequately represented by stakeholders already at the table;

(iv) the complexity of the Debtors' cases; and

(v) the likely cost to Debtors' estates of an equity committee.

See, e.g., In re Pilgrim's Pride Corp., 407 B.R. 211, 216 (Bankr. N.D. Tex. 2009); In re Kalvar Microfilm, 195 B.R. 599, 600 (Bankr. D. Del. 1996); ,4lbero v. Johns-Manville Corp., (In re Johns-Manville Corp.), 68 B.R. 155, 159 (S.D.N.Y. 1986); see also 7 COLLIER ON BANKRUPTCY 1102.03[2], at 1102-19 (16th ed. 2010). No one factor is diapositive and the relative weigh afforded to any one factor depends on the circumstances of the case. See Kalvar, 195 B.R. at 600.
10.           Applying those factors here, it is clear that appointment of an equity committee is appropriate under the circumstances. First, it is undisputed that the Debtors have publicly traded stock that trades on the NASDAQ exchange.
11.           Second, the Debtors are not insolvent, as demonstrated by (a) the fact that the Debtors' Proposed Sale would provide enough value to pay secured and unsecured claims in full, (b) the undisputed fact that shares in the Debtor Seahawk Drilling, Inc. are trading at substantial value in public markets and (c) the Debtors' own balance sheet valuation, which is further bolstered by the Debtors' acknowledgment that there has been recent marginal improvement in market conditions. See Sale Motion 7. Further, the Debtors' Voluntary Petitions state that, on a consolidated basis, the Debtors' total assets as stated in their November 9, 2010 10-Q were $504,897,000, while liabilities were $124,474,000—a clear determination of balance sheet solvency. Cf: In re Pilgrim's Pride Corp., 407 B.R. at 217 (considering the debtors' bankruptcy filings and public filings with the SEC in determining solvency in this context). When a debtor is solvent, as these Debtors are, "the presumption in such cases should be in favor of appointment of an equity committee." 7 COLLIER ON BANKRUPTCY 111102.03[2][a], at 1102-19.

re Sagecrest II, LLC', Case No. 08-50754 (Bankr. D. Conn.); In re Fremont Gen. Corp., Case No. 08-13421 (Bankr. C.D. Cal.); In re Hancock Fabrics, Inc., Case No. 07-10353 (Bankr. D. Del.); In re Interstate Bakeries Corp., Case No. 04-45814 (Bankr. W.D. Mo.); In re Cone Mills Corp., Case No. 03-12944 (Bankr. D. Del.); In re Seitel, Inc., Case No. 03-12227 (Bankr. D. Del.); In re Kmart Corp., Case No. 02-02474 (Bankr. N.D. Ill.); In re Peregrine Sys., Inc., 02-12740 (Bankr. D. Del.); In re Exicle Techs., Case No. 02-11125 (Bankr. D. Del.).

12.           Third, appointment of an equity committee is required because management, creditors, and other stakeholders have different interests than equity holders and cannot be expected to represent the interests of equity in these cases. Id. at 1102.03[2][b], at 1102-20 ("The[] primary focus [of officers and directors] will generally be on reorganizing the debtor and it would be distracting and inappropriate for them to be looking out for the interests of stockholders at the expense of creditors."). As Judge Lynn recently noted:

The dynamics of chapter 11 are such that Debtors---and their management---are likely to be constrained to accept and advocate to the court a conservative value for their business in order to obtain Ltuditor assent to a reorganization plan. If [management] is faced with the choice of holding out for the benefit of equity and risking a failure of the reorganization or accepting a restructuring that values Debtors excessively conservatively, despite their interest in maximizing stock value, they may have little choice but to adopt the latter alternative.

In re Pilgrim's Pride Corp., 407 B.R. at 219.
13. Further, it is clear that equity holders have a real economic interest in the direction and outcome of these cases, but without appointment of a committee, it will be difficult for individual shareholders to obtain information and to meaningfully participate in these cases. For example, it does not appear that equity holders received notice of initial filings or of first day hearings from the Debtors. Instead, equity holders have had to rely on media reports for information about these cases. As soon as the Moving Shareholders became aware of the Debtors' Chapter 11 filing on the Petition Date, they scrambled to organize on an ad hoc basis, retain counsel, and contact the U.S. Trustee to voice their concerns and need for adequate representation.

14.           An official committee enjoys access to documents and information, which can be made available on a confidential basis, that is not afforded to private parties. In addition, an official committee is far better suited to represent the interests of equity than a scattered and disparate band of shareholders, who would each have to bear substantial costs in order to play a meaningful part in these cases. Without the formation of an equity committee, the Debtors' equity holders are at a material financial and informational disadvantage, and cannot ensure the adequate representation of their meaningful economic interest in these estates. However, if an equity committee is appointed, the equity holders will be able to meaningfully review and comment on the Debtors' proposed post-petition financing, and to participate in various aspects of the case affecting their interests. They would also provide an important "counterweight" to creditors in valuation issues. See In re Pilgrim's Pride, 407 B.R. at 219.
15.           Impoliditiy, equity holders will not be adequately represented by an official committee of unsecured creditors. See In re Saxon Indus., Inc., 29 B.R. 320, 321 (Bankr. S.D.N.Y. 1983) (holding that unsecured creditors' committees and equity committees "are separate and distinct entities with the members of the unsecured creditors and equity creditors class possessing variant priorities and interests with respect to their relationship with the debtor") (emphasis added); see also In re Evans Prods. Co., 58 B.R. 572, 575 (S.D. Fla. 1985) ("The interests of creditors and shareholders are likely to conflict over the course of a Chapter 11 proceeding."). Any official creditors' committee in these Chapter 11 cases cannot represent the interests of equity holders because its fiduciary duties run only to unsecured creditors who expect committee would have undivided loyalty and fiduciary duties to shareholders. For all these reasons, this factor supports granting the Equity Committee Motion.

16.           Fourth, when a case will require shareholders to "actively participate," then the case is "complex" for purposes of appointing an equity committee. See In re Johns-Manville Corp.), 68 B.R. at 159; see also In re Pilgrim's Pride, 407 B.R. at 219 (complexity existed because the difficultly in ascertaining value made it difficult for management to treat both creditors and equity fairly); In re Wang Labs., Inc., 149 B.R. 1, 4 (Bankr. D. Mass. 1992) (complexity existed based on the volume of pleadings filed and size of the clerk's file).
17.           These cases involve eight Debtors, half a billion dollars in assets, and over a hundred million dollars in liabilities.The Debtors filed nineteen first day motions and applications, including motions to approve the Proposed Sale and the DIP Motion. Moreover, the Debtors are seeking final approval of the DIP Motion, cash collateral motion, and termination fees to Hercules, on February 22, 2011 less than two weeks after the Petition Date. The size of the case, the number of pleadings filed, the Debtors' clear solvency, and speed with which the Debtors are proceeding require immediate and active participation by equity, and weigh in favor of appointing a committee to protect their interests.
18.           Finally, compared to the benefits that would be achieved by appointment of an equity committee (and the prejudice that would occur if equity holders are not provided a seat at the table during this critical period), the cost of appointing an equity committee would be modest in the overall scheme of these proceedings. Moreover, "costs alone cannot and should not deprive public debt and security holders of representation." In re McLean Indus, Inc., 72 B.R. 852, 860 (Bankr. S.D.N.Y. 1987); In re Enron Corp., 279 B.R. 671, 694 (Bankr. S.D.N.Y. 1987) ("Added cost alone does not justify the denial of appointment of an additional committee where one is warranted.").

19.           Once the need for an equity committee is established, the burden shifts to one who opposes this Equity Committee Motion "to show that the cost of the additional committee sought significantly outweighs the concern for adequate representation and cannot be alleviated in other ways." See In re Becker Indus. Corp., 55 B.R. 945, 949 (Bankr. S.D.N.Y. 1985). Given the need for an equity committee as established herein, there is no basis for denying appointment based on the additional incremental cost of doing so.

CONCLUSION

For the foregoing reasons, the Moving Shareholders respectfully request that the Court Order the appointment of an Official Committee of Equity Security Holders, as provided in the proposed order attached hereto.

Respectfully submitted this 16th day of February 2011.

KING & SPALDING LLP

By: /s/ Mark W. Wege
Henry J. Kaim
Texas Bar No. 11075400
HKaim@kslaw.com
Mark W. Wege
Texas Bar No. 21074225
1100 Louisiana, Suite 4000
Houston, Texas 77002
Telephone: (713) 751-3200
Fax: (713) 751-3290

ATTORNEYS FOR THE MOVING SHAREHOLDERS

CERTIFICATE OF SERVICE

1 hereby certify that a true and correct copy of the foregoing document has been served via electronic mail on February 16, 2011, to the parties on the ECF service list plus the additional parties listed below.

jbolton@fulbright.com
bspears@fulbright.com
ttorrence@fulbright.com
rhett.campbell@tklaw.com
ECFpleadings@kccllc.com
omar.alaniz@bakerbotts.com
ecf@jhwclaw.com
charles.r.sterbach@usdoj.gov
USTPRegion07.CC.ECF@USDOJ.GOV
secbankruptcy@sec.gov
dmcfaul@velaw.com
jwest@velaw.com
trey.wood@bgllp.com

/s/ Mark W. Wege Mark W. Wege